FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of March, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release dated March 17, 2003, announcing the successful completion of the closing of Registrant’s debt restructuring plan transaction.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: March 17, 2003

Mar 17, 2003

Gilat Announces Closing Of Debt Restructuring Plan
Transaction successfully completed on March 14, 2003, reducing the
Company’s principal debt byapproximately US$300 million

PETAH TIKVA, Israel — March 17, 2003 — Gilat Satellite Networks Ltd. (NASDAQ:GILTF) today announced the closing of its plan of arrangement with its bank lenders, holders of its 4.25% Convertible Subordinated Notes due 2005 (the “Old Notes”), and certain other creditors. At the closing, Gilat’s Old Notes were cancelled and the holders of the Old Notes were issued a combination of 4.00% Convertible Notes due 2012 (the “New Notes”) and ordinary shares of the Company. Additional New Notes and ordinary shares were also issued in exchange for a portion of the Company’s bank debt and debt to another financing creditor.
The ordinary shares issued at the closing are available for trading as of Monday, March 17, 2003.

“Our debt restructuring plan has reached a successful conclusion and the process is now behind us,” said Yoel Gat, Gilat’s Chairman and CEO. “With a much improved balance sheet and cost structure, Gilat can now move forward and execute its plan for future growth,” he added.

As of March 17, 2003, a total of 259,757,196 ordinary shares of the Company are outstanding. The completed transaction reduces the Company’s principal debt by approximately US$300 million, secures new agreements with its banking creditors, and significantly reduces overall financing costs. The Company intends to distribute shortly a proxy statement relating to a shareholders meeting that it expects to hold in April of this year, to approve, among other things (i) the implementation of a 1-for-20 reverse stock split, (ii) an increase of the Company’s share capital, and (iii) the election of a slate of directors. The expected reverse stock split will reduce the number of outstanding shares of the Company to approximately 12,987,860 shares, based on the amount of outstanding shares as of March 17, 2003.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations(USA)
Tel: +703-848-1515
tim.perrott@spacenet.com